SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-29525

                           NOTIFICATION OF LATE FILING

                                  (Check One):
|_| Form 10-K       |_| Form 11-K       |_| Form 20-F      |X| Form 10-Q

For Period Ended:  March 31, 2007

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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Part I- Registrant Information
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Full Name of Registrant:   Debt Resolve, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
707 Westchester Avenue, Suite L7

City, State and Zip Code: White Plains, New York 10604

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Part II - Rule 12b-25(b)and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject  annual  report or portion  thereof  will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

      The Company's Quarterly Report on Form 10-QSB for the fiscal period ended March 31, 2007 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain information required to be included in the Form 10-QSB. The Company's Quarterly Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

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Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

          Spencer G. Feldman              (212)                 801-9221
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               (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                                                |X| Yes   |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |_| Yes   |X| No

      If so: attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

                               DEBT RESOLVE, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2007                              By: /s/ James D. Burchetta
                                                     ---------------------------
                                                     James D. Burchetta
                                                     Chief Executive Officer and
                                                     Co-Chairman of the Board

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